SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 31, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00

www.ubs.com

31 July 2009
Media release
Update on John Doe Summons Litigation
Zurich/Basel, 31 July 2009 — The US Government has informed the Court in the John Doe Summons matter that the parties have reached an agreement in principle on the major issues and expect to resolve the remaining issues in the coming week. A status conference among the parties has been scheduled for August 7, 2009. At the request of the US and Swiss Governments, we have agreed not to comment further at this time.
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title:	Executive Director

Date: July 31, 2009